--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ___) (1)

                         AMERICAN COUNTRY HOLDINGS INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   025278 20 1
                                 (CUSIP Number)

                        Kingsway Financial Services Inc.
                               5310 Explorer Drive
                       Mississauga Ontario L4W 5H8, Canada
                           Attention: W. Shaun Jackson
                                 (905) 206-2650
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                       Attention: Geoffrey Etherington III
                                 (212) 308-4411

                                November 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                                ---------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.025278 20 1                   Schedule 13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kingsway Financial Services Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF               0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                          555,471
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING               0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                          555,471

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     555,471

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.025278 20 1                   Schedule 13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     American Service Insurance Company, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF               0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                          555,471
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING               0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                          555,471


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     555,471

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.025278 20 1                   Schedule 13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lincoln General Insurance Company

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF               0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                          555,471
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING               0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                          555,471

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     555,471

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.025278 20 1                   Schedule 13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Universal Casualty Company

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF               0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                          555,471
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING               0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                          555,471

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     555,471

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.025278 20 1                      Schedule 13D


________________________________________________________________________________
Item 1.  Security and Issuer.

This Schedule 13D is made in reference to the Common Stock, $.01 par value (the "Common Stock"), of American Country Holdings Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 222 North LaSalle Street, Suite 1600, Chicago, IL 60601-1105.

________________________________________________________________________________
Item 2.  Identity and Background.

     This Schedule 13D is being filing pursuant to Rule 13d-1(k)(1) promulgated under the Act on behalf of Kingsway Financial Services Inc., an Ontario corporation ("Kingsway"), American Service Insurance Company, Inc., an Illinois corporation ("American Service"), Lincoln General Insurance Company, a Pennsylvania corporation ("Lincoln") and Universal Casualty Company, an Illinois corporation ("Universal"). Kingsway may be deemed to control American Service, Lincoln and Universal. Kingsway, American Service, Lincoln and Universal are collectively referred to as the "Reporting Persons."

     The address of the Reporting Persons is 5310 Explorer Drive, Mississauga, Ontario L4W 5H8. Kingsway is a financial services holding company engaged in the business of property and casualty insurance and is the parent company of each of American Service, Lincoln and Universal. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The names and business addresses of each director and executive officer of the Reporting Persons are set forth below. The business address of each of the individuals named below is 5310 Explorer Drive, Mississauga, Ontario L4W 5H8.

 Kingsway


         Name                               Title                               Citizenship
         ----                               -----                               -----------
         William G. Star                    President, CEO, Director            USA
         W. Shaun Jackson                   Executive Vice President,
                                            CFO                                 Canada
         G. Steven Smith                    Vice President                      Canada
         Frank Amodeo                       Vice President                      Canada
         Shelly Gobin                       Assistant Vice President,
                                            Treasurer                           Canada
         James R. Zuhlke                    Director                            USA
         Thomas A. DiGiacomo                Director                            Canada
         David H. Atkins                    Director                            Canada
         Bernard Gluckstein                 Director                            Canada
         John L. Beamish                    Director                            Canada
         F. Michael Walsh                   Director                            Canada


         American Service

         Name                               Title                               Citizenship
         ----                               -----                               -----------
         James R. Zuhlke                    Chairman, Director                  USA
         John Clark                         President, CEO, Director            USA
         Carole Wiegel                      Controller and Assistant
                                            Treasurer                           USA
         Tom Ossmann                        Vice President,
                                            Underwriting, Secretary             USA
         Jim Durkin                         Vice President, Claims              USA
         William G. Star                    Director
         Howard Zirn                        Director                            USA
         W. Shaun Jackson                   Director                            Canada



         Lincoln

         Name                               Title                               Citizenship
         ----                               -----                               -----------
         James R. Zuhlke                    Chairman, Director                  USA
         William G. Star                    President, CEO, Director            USA
         Gary J. Orndorff                   Executive Vice President and
                                            General Manager, Treasurer,
                                            Secretary, Director                 USA
         Bill Bender                        Vice President, Underwriting        USA
         Tim Kirk                           Vice President, Claims,
                                            Director                            USA
         Mike Andrzejewski                  CFO                                 USA
         J. Brian Reeve                     Director                            Canada
         W. Shaun Jackson                   Director                            Canada
         Arthur Miller                      Director                            USA



         Universal

         Name                               Title                               Citizenship
         ----                               -----                               -----------
         Marshall Romanz                    President, CEO, Director            USA
         Marc Romanz                        Executive Vice President,
                                            Secretary, Director                 USA
         Charles LaMantia                   Treasurer                           USA
         George Fuchs                       Vice President, Claims              USA
         Kent Lang                          Vice President,
                                            Underwriting                        USA
         William G. Star                    Director                            USA
         W. Shaun Jackson                   Director                            Canada
         James R. Zuhlke                    Director                            USA





Item 3.  Source and Amount of Funds or Other Consideration.


The shares of Common Stock were acquired by each of American Service, Lincoln and Universal on July 6, 2001 on the open market and were purchased using each
company's  corporate   working  capital.

Item 4. Purpose of Transaction.

     The Reporting Persons originally acquired the shares of Common Stock of the Issuer for investment purposes. That original purpose has changed. The Reporting Persons may seek to influence management or may seek to effect a change of control of the Issuer through such action as the Reporting Persons deem appropriate.


Item 5.  Interest in Securities of the Issuer.

     (a) As of the date of this statement, American Service is the direct owner of 150,000 shares of Common Stock of the Issuer, which constitutes approximately 1.6% of the Issuer's Common Stock, Lincoln is the direct owner of 300,000 shares of Common Stock of the Issuer, which constitutes approximately 3.1% of the Issuer's Common Stock and Universal is the direct owner of 105,471 shares of Common Stock of the Issuer, which constitutes approximately 1.1% of the Issuer's Common Stock.


     (b) Each of the Reporting Persons has shared voting and dispositive power with each of the other Reporting Persons as to the shares of Common Stock owned by each Reporting Person.


     (c) During the last sixty (60) days, there were not any transactions involving the Common Stock effected by the Reporting Persons.


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the securities listed in Item 5(a).

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None


Item 7.  Material to be Filed as Exhibits.

        Exhibit I Joint Filing Agreement dated as of November 29, 2001 among Kingsway, American Service, Lincoln and Universal.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 29, 2001                KINGSWAY FINANCIAL SERVICES INC.


                                        By: /s/ Shelly Gobin
                                            ---------------------------
                                            Name:  Shelly Gobin
                                            Title: Assistant Vice President &
                                                   Treasurer


                                        AMERICAN SERVICE INSURANCE COMPANY, INC.


                                        By: /s/ Shelly Gobin
                                            ---------------------------
                                            Name:  Shelly Gobin
                                            Title: ASO



                                        LINCOLN GENERAL INSURANCE COMPANY


                                        By: /s/  Shelly Gobin
                                            ---------------------------
                                            Name:  Shelly Gobin
                                            Title: ASO



                                       UNIVERSAL CASUALTY COMPANY


                                       By: /s/  Shelly Gobin
                                           ----------------------------
                                           Name:  Shelly Gobin
                                           Title: ASO







Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

JOINT FILING AGREEMENT


     The undersigned agree, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, to jointly file with the Securities and Exchange Commission the Schedule 13D filed on November 29, 2001 on behalf of the undersigned, and any subsequent amendments thereto.


Dated: November 29, 2001                KINGSWAY FINANCIAL SERVICES INC.


                                        By: /s/ Shelly Gobin
                                            ---------------------------
                                            Name:  Shelly Gobin
                                            Title: Assistant Vice President &
                                                   Treasurer


                                        AMERICAN SERVICE INSURANCE COMPANY, INC.


                                        By: /s/ Shelly Gobin
                                            ---------------------------
                                            Name:  Shelly Gobin
                                            Title: ASO



                                        LINCOLN GENERAL INSURANCE COMPANY


                                        By: /s/ Shelly Gobin
                                            ---------------------------
                                            Name:  Shelly Gobin
                                            Title: ASO



                                        UNIVERSAL CASUALTY COMPANY


                                        By: /s/ Shelly Gobin
                                            ---------------------------
                                            Name:  Shelly Gobin
                                            Title: ASO